SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L302
 (CUSIP Number)

November 26, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,189 (1) (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,189 (1) (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,189 (1) (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (Based on 1,403,294 outstanding as of November 26, 2013, which assumes the conversion of 8,365 shares pursuant to a convertible Note)
12		TYPE OF REPORTING PERSON IN

(1)	Held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”). Barry Honig is the trustee of GRQ 401K and in such capacity may be deemed to hold voting and dispositive power of the securities held by GRQ 401K.
(2)
Includes 131,824 shares of the Issuer’s common stock owned directly by GRQ 401K, and 8,365 shares of the Issuer’s common stock which GRQ 401K may acquire within sixty days of the date of this report upon partial conversion of a convertible promissory note issued by the Issuer in the principal amount of $575,000 convertible at $0.20 per share (the “Note”).  Does not include (i) 2,866,634 shares of the Issuer’s common stock which GRQ 401K is not able to acquire within sixty days of the date of this report pursuant to the Note due to a 9.99% block clause in the Note (this number is based upon only the principal amount of the Note as the shares issuable upon conversion of any accrued interest is not currently determinable), (ii) 2,388,535 warrants to purchase shares of the Issuer’s common stock which GRQ 401K is not able to acquire within sixty dates of this report due to a 9.99% block clause in such warrants, and (iii) such number of shares issuable upon conversion of the unpaid interest of the Note, which accrues at a rate of 4% per annum.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,189 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,189 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,189 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (Based on 1,403,294 outstanding as of November 26, 2013, which assumes the conversion of 8,365 shares pursuant to a convertible Note)
12		TYPE OF REPORTING PERSON OO

(1)
Includes 131,824 shares of the Issuer’s common stock owned directly by GRQ 401K, and 8,365 shares of the Issuer’s common stock which GRQ 401K may acquire within sixty days of the date of this report upon partial conversion of a convertible promissory note issued by the Issuer in the principal amount of $575,000 convertible at $0.20 per share (the “Note”).  Does not include (i) 2,866,634 shares of the Issuer’s common stock which GRQ 401K is not able to acquire within sixty days of the date of this report pursuant to the Note due to a 9.99% block clause in the Note (this number is based upon only the principal amount of the Note as the shares issuable upon conversion of any accrued interest is not currently determinable), (ii) 2,388,535 warrants to purchase shares of the Issuer’s common stock which GRQ 401K is not able to acquire within sixty dates of this report due to a 9.99% block clause in such warrants, and (iii) such number of shares issuable upon conversion of the unpaid interest of the Note, which accrues at a rate of 4% per annum.

Item 1.

(a)	Name of Issuer: WPCS International Incorporated

(b)	Address of Issuer’s Principal Executive Offices: One east Uwchlan Avenue, Suite 301, Exton, PA 19341

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K Plan.

(b)	Address of Principal Business Office or, if none, Residence: 555 South Federal Highway #450, Boca Raton, FL 33432

(c)	Citizenship: United States of America/Florida

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 92931L302

Item 3.

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 140,189

(b) Percent of class: 9.99% (Based on 1,403,294 outstanding as of November 26, 2013, which assumes the conversion of 8,365 shares pursuant to a convertible Note)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 140,189

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 140,189

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2013

/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401k Plan

By:	/s/ Barry Honig
Barry Honig, trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.